COPPER NORTH MINING CORP.
Suite 2050, 1111 W. Georgia Street, Vancouver, British Columbia V6E 4M3
Tel: 604-684-9497
Fax: 604-669-2926
Website: www.coppernorthmining.com

Listing Application: Listing of Common Shares on the TSX Venture Exchange

October 17, 2011

No securities regulatory authority or the TSX Venture Exchange has expressed an opinion about the securities which are the subject of this application.

REFERENCE TO INFORMATION CIRCULAR

For the purpose of disclosure with respect to the business and affairs of Copper North Mining Corp. ("Copper North") in connection with its application to list its common shares for trading on the TSX Venture Exchange, Copper North refers to the sections entitled "Particulars of Matters to be Acted Upon – The Arrangement", "Arrangement Agreement", "Risk Factors" and "Schedule E - Plan of Arrangement" of the notice of meeting and information circular of Western Copper Corporation ("Western Copper") dated August 31, 2011 (the "Circular") with respect to the special meeting of shareholders of Western Copper held on October 3, 2011 (the "Meeting"), filed by Western Copper on the SEDAR website at www.sedar.com, except as updated by the disclosure herein.

FINANCIAL STATEMENTS AND MANAGEMENT'S DISCUSSION AND ANALYSIS

The following financial statements and management's discussion and analysis are included herewith:

1.	Audited financial statements of Copper North for the period from incorporation on August 3, 2011 to September 30, 2011; and

2.	Management's discussion and analysis of Copper North for the period from incorporation on August 3, 2011 to September 30, 2011.

DOCUMENTS INCORPORATED BY REFERENCE

The technical report entitled "2011 Qualifying Report for the Carmacks Copper Deposit, Yukon Territory" dated October 17, 2011 prepared by Scott Casselman, P. Geo., and Dr. Gilles Arseneau, P. Geo. (the "Carmacks Report") with respect to the Carmacks project in the Yukon Territory, filed by Copper North on the SEDAR website at www.sedar.com is specifically incorporated by reference into, and forms an integral part of, this Application.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Copper North at Suite 2050, 1111 W. Georgia Street, Vancouver, British Columbia, V6E 4M3 (Telephone (604) 684-9497).

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Application to the extent that a statement contained in this Application or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Application, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

CURRENCY

This Application contains references to Canadian dollars. References in this Application to "$" are to Canadian dollars.

FORWARD LOOKING STATEMENTS

This Application, including documents incorporated by reference herein, contains "forward-looking statements" and "forward-looking information" (together "forward-looking statements") within the meaning of applicable securities legislation. These forward-looking statements are made as of the date of this Application or, in the case of documents incorporated by reference herein, as of the date of such documents and, except as required under applicable securities legislation, Copper North does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements may include, but are not limited to, statements with respect to the completion of transactions, the use of funds, expected capitalization and future exploration programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Copper North to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors may include, among others, risks related to the business of Copper North as a separate entity, as well as those factors discussed in the section entitled "Risk Factors" in the Circular.

Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements in this Application, Copper North has applied several material assumptions, including, but not limited to, the assumptions that: (1) market fundamentals will result in sustained commodity demand and prices; (2) the development of mineral projects will be viable operationally and economically and proceed as expected; and (3) any additional financing needed will be available on reasonable terms. Other assumptions are discussed throughout this Application and the Circular and, in particular, under "Risk Factors" in the Circular. Although Copper North has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

SUMMARY

The following is a summary of the principal features of this Application and should be read together with the more detailed information and financial data and statements contained elsewhere in this Application.

The Applicant

Copper North Mining Corp. ("Copper North") was incorporated on August 3, 2011 under the Business Corporations Act (British Columbia) ("BCBCA"). Copper North's head office and principal business address are located at Suite 2050, 1111 West Georgia Street, Vancouver, British Columbia, V6E 4M3 and its registered and records office is located at 595 Howe Street, Vancouver, British Columbia, V6C 2T5. See "Corporate Structure".

Copper North seeks a listing of its common shares (the "Copper North Shares") as a Tier 1 mining company on the TSX Venture Exchange (the "Exchange").

The issued capital of Copper North is 46,501,252 Copper North Shares. See "Disclosure of Outstanding Security Data on Fully Diluted Basis" and "Description of Securities to be Listed".

Copper North is a reporting issuer or the equivalent in British Columbia, Alberta, Saskatchewan, Manitoba, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador, the Northwest Territories and the Yukon Territory.

Copper North indirectly holds certain mineral claims and interests known as the Carmacks project located in the Yukon Territory (the "Carmacks Property") through Carmacks Mining Corp. and certain mineral claims and leases known as the Redstone project located in the Northwest Territories (the "Redstone Property") through Redbed Resources Corp. The Carmacks Property and the Redstone Property are collectively referred to as the Copper North Properties. See "Mineral Properties".

The Arrangement

On October 3, 2011, the shareholders of Western Copper Corporation ("Western Copper") approved a plan of arrangement involving Western Copper, its securityholders, Copper North, NorthIsle Copper and Gold Inc. ("NorthIsle") and certain of Western Copper's wholly-owned subsidiaries, which involved, among other things, a series of vertical short form amalgamations involving Western Copper and certain of its wholly-owned subsidiaries, changes to the charter documents of Western Copper and certain exchanges of securities resulting in shareholders of Western Copper receiving one common share of Western Copper and Gold Corporation (the successor of Western Copper), 0.5 of a common share of Copper North and 0.5 of a common share of NorthIsle for each Western Copper share held (the "Arrangement"). The Arrangement took effect on October 17, 2011 (the "Effective Date"). For details regarding the Arrangement, please refer to "Particulars of Matters to be Acted Upon – the Arrangement" in the Circular.

Use of Proceeds

Copper North has working capital of approximately $2,000,000 derived from a $2,000,000 contribution from Western Copper as part of the Arrangement and indirectly holds the Copper North Properties. Copper North intends initially to concentrate its activities on the Copper North Properties and to seek a listing of the Copper North Shares on the Exchange.

Copper North anticipates that it will use the expected available funds on completion of the Arrangement as follows:

Principal Purpose	Amount
To pay for the recommended Phase 1 exploration work program on the Carmacks Property	$600,000
To pay estimated administrative expenses for the next 18 months	$940,000
Unallocated working capital(1)	$460,000
TOTAL:	$2,000,000

(1)

Any exercises of stock options of Copper North and share purchase warrants of Western Copper following the Effective Date and the issuance of Copper North Shares on exercise thereof, will provide additional funds to Copper North, which will be added to Copper North's working capital.

See "Available Funds" and "Mineral Properties".

Risk Factors

The securities of Copper North should be considered highly speculative investments and the transactions contemplated by the Arrangement should be considered of a high-risk nature. There are risks associated with the businesses of Copper North that should be considered by investors, including (i) Copper North was only recently incorporated and has a limited operating history; (ii) reliance on management; (iii) the need for additional capital, principally through equity financing, and the risk that such funds may not be raised; (iv) the speculative nature of exploration and the early stages of Copper North's properties; (v) the effect of changes in commodity prices; (vi) regulatory risks that development will not be acceptable for social, environmental or other reasons; (vii) dilution through the issuance of additional securities; (viii) the potential for conflicts of interest; and (vix) other risks associated with mineral exploration companies.

See "Risk Factors".

Financial Information

The following table sets out selected financial information in respect of Copper North and should be considered in conjunction with, and is qualified by reference, to the audited financial statements of Copper North for the period from incorporation on August 3, 2011 to September 30, 2011.

Assets	$1

Liabilities	$11,400

Shareholders' Equity	$(11,399)(1)

(1)	The table above is based on information in the audited financial statements of Copper North for the period from incorporation on August 3, 2011 to September 30, 2011.

COPPER NORTH MINING CORP.

CORPORATE STRUCTURE

Copper North Mining Corp. was incorporated under the BCBCA on August 3, 2011. Copper North's head office and principal business address are located at Suite 2050, 1111 West Georgia Street, Vancouver, British Columbia, V6E 4M3 and it registered and records office is located at 595 Howe Street, Vancouver, British Columbia, V6C 2T5.

Copper North has two wholly-owned subsidiaries, being Carmacks Mining Corp. ("Carmacks Mining") and Redbed Resources Corp. ("Redbed Resources"), both of which were incorporated under the BCBCA on August 3, 2011 for the purposes of the Arrangement.

Copper North's website is www.coppernorthmining.com.

Copper North is a reporting issuer or the equivalent in British Columbia, Alberta, Saskatchewan, Manitoba, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador, the Northwest Territories and the Yukon Territory.

DESCRIPTION OF BUSINESS

Copper North was incorporated on August 3, 2011 for the purposes of the Arrangement. Following the Arrangement, Copper North intends to conduct its business as a mineral exploration and development company. Copper North indirectly holds the Carmacks Property located in the Yukon Territory through Carmacks Mining and the Redstone Property located in British Columbia through Redbed Resources. Copper North intends to focus its business on the exploration and development of the Carmacks Property.

MINERAL PROPERTIES

Copper North's material property for the purpose of National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") is the Carmacks Property in the Yukon Territory, for which disclosure is provided below.

Copper North indirectly holds a 100% interest in the Carmacks Property through its subsidiary, Carmacks Mining Corp. The Carmacks Property is subject to either a 3% net smelter royalty or a 15% net profits royalty payable to Archer Cathro & Associates (1981) Ltd., at Western Copper's (now Carmacks Miing Corp.'s) election. If Carmacks Mining Corp. elects the net smelter royalty, it has the right to purchase the royalty for $2.5 million, less any advance royalty payments made to that date. Carmacks Mining Corp. is required to make an advance royalty payment of $100,000 in any year in which the average daily copper price reported by the London Metal Exchange is US$1.10 per pound or greater. To date, $800,000 has been paid as advanced royalty payments.

In addition to the Carmacks Property, Copper North is the indirect owner of the Redstone Property described below.

Carmacks Property, Yukon Territory

The following technical information concerning the Carmacks Property in the Yukon Territory is derived from the "Summary" and "Recommendations" sections of the Carmacks Report. The entire Carmacks Report is incorporated by reference into this Application. See "Documents Incorporated by Reference".

Summary

On October 17, 2011, Western Copper Corporation (Western Copper) completed a plan of arrangement (the Arrangement) involving Western Copper and two of its wholly-owned subsidiaries: Copper North Mining Corp. (Copper North) and NorthIsle Copper and Gold Inc. (NorthIsle). Pursuant to the Arrangement, Western Copper transferred 100% interest in the Carmacks Copper Project, 100% interest in the Redstone Project, and $2 million in cash to Copper North and 100% interest in the Island Copper property and $2.5 million in cash to NorthIsle in consideration for common shares of each respective company. Western Copper then changed its name to Western Copper and Gold Corp. (“Western Gold”) and distributed the shares of Copper North and NorthIsle to its shareholders.

Shareholders of Western Copper as at the effective date of the Arrangement (the “Effective Date”) received, for each common share of Western Copper held as at such date, one common share of Western Gold, 0.5 of a common share of Copper North, and 0.5 of a common share of NorthIsle. Upon closing of the Arrangement, Copper North and NorthIsle were owned exclusively by existing Western Copper shareholders.

The Carmacks Copper Project is located approximately 192 kilometres (km) north of Whitehorse, Yukon, within the Whitehorse Mining District. The property consists of 338 full-size and fractional claims in two claim blocks; one containing 312 claims, the other 26 claims. All of the claims owned 100% by Carmacks Copper Corp., a 100% owned subsidiary of Western Copper.

Western Copper (formerly Western Copper Holdings Ltd.) and Thermal Exploration Company (Thermal Exploration) acquired the Carmacks Copper Project in 1989 from Archer, Cathro & Associates subject to a 3% Net Smelter Royalty (NSR). Western Copper completed a feasibility study on the property which was subsequently updated in 1995. Following this, Western Copper made the decision to proceed with project development and filed for environmental review together with Quartz Mining and Water Licence Applications. In 1998, after completing some early construction work on the project Western Copper suspended work on the project indefinitely due to low copper prices. In 2006, an exploration program was re-initiated on the Carmacks property consisting of diamond drilling, Rapid Air Blast (RAB) drilling and environmental baseline studies. Western Copper continued exploration drilling, environmental studies and geotechnical investigations, seasonally, in 2007 and 2008.

To date, a total of 241 diamond drill holes, 11 reverse circulation holes, and 61 Rapid Air Blast holes, amounting to approximately 38,207 metres of drilling, were drilled in the exploration of the property. In addition, 71 geotechnical holes have been drilled for an additional 3,847 m.

The Carmacks copper-gold deposit lies within the Yukon Cataclastic Terrane. The deposit is hosted by feldspathic-mafic gneisses (generally quartz deficient) that form a roof pendant within Triassic hornblende-biotite granodiorite of the Granite Mountain Batholith. The deposit constitutes the No. 1, No. 4 and No. 7 Zones, which are 3 of 14 defined zones containing copper mineralization known on or in the immediate vicinity of the property. The No. 1, 4 and 7 Zones, as presently defined, extend over a 700 m strike length and at least 450 m down dip. The deposit is open at depth. These zones are oxidized to an approximate depth of 250 m below surface. Within the oxidized area pyrite is virtually absent and pyrrhotite is absent. Weathering has resulted in 1% to 3% pore space and the rock is quite permeable. Secondary copper and iron minerals line and in-fill cavities, form both irregular and coliform masses and fill fractures and rim sulphides. Primary sulphide minerals and magnetite are disseminated and form narrow massive bands or heavy disseminations in bands.

The character of the deposit changes along strike leading to a division into northern and southern halves. The northern half is more regular in thickness, dip angle, width, and down dip characteristics. The southern half splays into irregular intercalations, terminating against subparallel faults down dip. Both the north and south ends of the deposit are offset by cross-cutting faults. The No. 4 Zone is interpreted as the southern offset extension of the No. 1 Zone. The northern offset has not been identified yet.

An updated mineral resource was estimated by Dr. Gilles Arseneau, P. Geo. while employed by Wardrop Engineering Inc., in 2007. The updated resource estimate was prepared using historical and recent drill hole data. The oxide sulphide boundary was modelled using a minimum 20% ratio of oxide copper to total copper. A specific gravity of 2.65 was used for granodiorite, 2.68 for the oxide mineralization and 2.71 for the sulphide mineralization.

At a 0.25% total copper cut-off, the Carmacks deposit contains 12 million tonnes of oxide resource in the Measured plus Indicated categories grading 1.07 Cu, 0.86 CuX (oxide copper), 0.21% CuS (sulphide copper), 0.46 g/t Au, and 4.58 g/t Ag at a 0.25% total copper (TCu) cut-off grade.

Zone 1 also contained an additional 4.3 million tonnes of sulphide resource in the Measured plus Indicated categories grading 0.75% Cu, 0.03% CuX (oxide copper), 0.73% CuS (sulphide copper), 0.22 g/t Au, and 2.37 g/t Ag.

In addition to the measured and indicted resource, the deposit contains 90,000 tonnes of oxide inferred resource grading 0.73% Cu, 0.53% CuX (oxide copper), 0.20 CuS (sulphide copper), 0.12 g/t Au and 1.8 g/t Ag and 4 million tonnes of sulphide inferred resources grading 0.71 Cu, 0.01 CuX (oxide copper), 0.70 CuS (sulphide copper), 0.18 g/t Au and 1.9 g/t Ag.

In June 2005, the project entered the environmental assessment process and in April 15, 2009 the company received a Quartz Mining Licence. The company then entered the Yukon Water Board review for a water licence. On May 10, 2010 the company was notified that the Water Licence had been denied with a list of deficiencies in the application and design process.

Copper North is currently studying alternative heap leach designs to resolve the Water Licence issues, including modifications to the plant design. These may require additional geotechnical investigations to support the design change and an updated capital cost estimate for the project.

Exploration potential for oxide copper and sulphide resources exists in the Zone 2, 12, 13 and 14 areas. Additional drilling will be required to define these zones. Drilling to test and define these areas is estimated at 5,000 to 15,000 m.

The Phase 1 budget estimate for the alternative heap leach and plant design, geotechnical investigation and updating the feasibility study is $600,000. The Phase 2 budget estimate for evaluation of the under-explored zones is $1,000,000 to $3,000,000, although the project does not require the additional zones to be economic.

Recommendations

Copper North is currently studying alternative heap leach designs to resolve the Water Licence issues, including modifications to the plant design. These may require additional geotechnical investigations to support the design change and an updated capital cost estimate for the project.

Exploration potential for oxide copper and sulphide resources exists in the Zone 2, 12, 13 and 14 areas. Additional drilling will be required to define these zones. Drilling to test and define these areas is estimated at 5,000 to 15,000 m.

The Phase 1 budget estimate for the alternative heap leach and plant design, geotechnical investigation and updating the feasibility study is shown in Table 1 below and totals $600,000. The Phase 2 budget estimate for evaluation of the under-explored zones is $1,000,000 to $3,000,000, although the project does not require the additional zones to be economic.

Table1: Project cost to up-date Carmacks Feasibility Study

Cost $
Complete development of alternative designs	50,000
Develop design of selected alternative to Feasibility study level	100,000
Goetechnical investigation to support design of selected alternative	100,000
Modify plant design and impacted facilities to coordinate with selected heap leach facility design	20,000
Revise and up-date Feasibility Study to reflect the above	75,000
Evaluation of permitting impacts and cost related to revised design basis	50,000
Up-date capital cost estimate of acid plant	20,000
Owner's cost (salary, benefits, travel, etc)	100,000

Sub-total	515,000
Contingency	85,000
Total	600,000

Redstone Property, Northwest Territories

Redbed Resources acquired the rights, title and interests to the Redstone Property from CRS Copper Resources Corp. ("CRS") as part of the Arrangement. Pursuant to a purchase and sale agreement dated September 24, 2002, CRS acquired all of the rights, title and interest to the Redstone Property from Redstone Resources, Inc. for $500,000, subject to a net smelter royalty (described below).

The Redstone Property is comprised of five mining leases covering 13,990 acres and 15 mineral claims in the Nahanni Mining District southwest of Norman Wells in the Northwest Territories.

Should production be achieved at Coates Lake, the 5 mining leases are subject to a net smelter royalty of between 3-4% depending on the monthly average of the final daily spot price of copper reported on the New York Commodities Exchange relating to each production month, as follows:

  3%, if the price is less than, or equal to US$0.75 per pound;

  3.5% if the price is greater than US$0.75 per pound, but less than, or equal to US$1.00 per pound; and

  4% if the price is greater than US$1.00 per pound.

In 2007, Western Copper signed an agreement with the Mineral Deposits Research Unit at the University of British Columbia ("MDRU") to fund a research program that will aim to provide a better understanding of the regional geology and to identify the areas covered by Western Copper's existing claims and leases that offer the most exploration potential.

MDRU spent the summers of 2009 and 2010 collecting data at and around the property. MDRU will continue its research in 2011. The field portion of the research program is expected to conclude in 2011.

AVAILABLE FUNDS

Copper North has $2,000,000 in available funds (the "Available Funds"), derived from a $2,000,000 contribution by Western Copper in connection with the completion of the Arrangement.

Principal Purposes

Copper North intends to use the expected Available Funds as follows:

Principal Purpose	Amount
To pay for the recommended Phase 1 exploration work program on the Carmacks Property	$600,000
To pay estimated administrative expenses for the next 18 months	$940,000
Unallocated working capital(1)	$460,000
TOTAL:	$2,000,000

(1)

Any exercises of outstanding stock options of Copper North ("Copper North Options") and share purchase warrants of Western Copper ("Western Copper Warrants") following the Effective Date and the issuance of Copper North Shares on exercise thereof, will provide additional funds to Copper North, which will be added to Copper North's working capital.

Business Objectives

Copper North intends to use the Available Funds to conduct the recommended Phase 1 exploration work program on the Carmacks Property in accordance with the Carmacks Report. Copper North expects to complete the recommended Phase 1 exploration work program on the Carmacks Property in 2012.

DIVIDENDS AND OTHER DISTRIBUTIONS

Copper North has not paid dividends since its incorporation. Copper North currently intends to retain all available funds, if any, for use in its business and does not anticipate paying any dividends for the foreseeable future.

DISCLOSURE OF OUTSTANDING SECURITY DATA ON FULLY DILUTED BASIS

The authorized capital of Copper North consists of an unlimited number of common shares without par value. The issued capital of Copper North is 46,501,252 Copper North Shares. As at October 17, 2011, there were 2,156,834 Copper North Options and 6,933,750 Western Copper Warrants outstanding, which may be exercised into 2,156,834 and 3,466,875 Copper North Shares, respectively.

DESCRIPTION OF SECURITIES TO BE LISTED

The authorized capital of Copper North consists of an unlimited number of common shares without par value. Holders of common shares are entitled to one vote per share at all meetings of shareholders, to receive dividends as and when declared by the directors and to receive a pro rata share of the assets of Copper North available for distribution to holders of common shares in the event of liquidation, dissolution or winding-up of Copper North. All rank pari passu, each with the other, as to all benefits which might accrue to the holders of common shares.

As a result of the Arrangement, former holders of common shares of Western Copper received, among other things, 0.5 of a Copper North Share for each common share of Western Copper held on the Effective Date. The issued capital of Copper North is as follows:

Capitalization	No. of Copper North Shares
Copper North Incorporator's Share issued to Western Copper	1
Cancellation of Copper North Incorporator's Share(1)	(1)
Copper North Shares issued in connection with Arrangement(2)	46,501,252
Total(2)	46,501,252

(1)	In accordance with the terms of the Arrangement.
(2)	Up to an additional 5,623,709 Copper North Shares may be issued if all of the currently outstanding Copper North Options and Western Copper Warrants are exercised.

CONSOLIDATED CAPITALIZATION

The following table and notes thereto set forth the share capital of Copper North as at the date of this Application:

Designation of Security	Authorized	Amount Outstanding after giving effect to the Arrangement(1)
Common Shares	unlimited	46,501,252(3)
Options(2)	2,156,834	2,156,834
Warrants(2)	3,466,875	3,466,875

(1)	All share figures are unaudited.
(2)	Represents Copper North Shares that will be issuable upon exercise of the Copper North Options and Western Copper Warrants outstanding.
(3)	In addition, additional Copper North Shares may be issued on exercise of options of Copper North granted on the completion of the Arrangement.

STOCK OPTION PLAN

The Board of Directors of Copper North adopted a stock option plan, which shareholders of Western Copper approved at the Meeting. The purpose of the Copper North stock option plan is to allow Copper North to grant options to directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in the success of Copper North. The granting of such options is intended to align the interests of such persons with that of the shareholders.

The Copper North stock option plan authorizes the Board of Directors of Copper North to grant stock options on the following terms:

1.

The directors may from time to time authorize the issue of options to directors, officers, employees and consultants of Copper North and its subsidiaries or employees of companies providing management or consulting services to Copper North or its subsidiaries (collectively, "Eligible Persons").

2.

The maximum number of Copper North Shares which may be issued pursuant to options previously granted and those granted under the Copper North stock option plan will be a maximum of 10% of the issued and outstanding Copper North Shares at the time of the grant.

3.

The number of Copper North Shares which may be issuable under the Copper North stock option plan and all of the Company's other previously established or proposed share compensation arrangements, in any 12 month period:

a.

to any one person, shall not exceed 5% of the total number of issued and outstanding Copper North Shares on the date of grant on a non-diluted basis, unless Copper North has obtained disinterested shareholder approval to exceed such limit;

b.

to insiders as a group shall not exceed 10% of the total number of issued and outstanding Copper North Shares on the date of grant on a non-diluted basis, unless Copper North has obtained disinterested shareholder approval to exceed such limit;

	c.	to any one consultant shall not exceed 2% of the total number of issued and outstanding Copper North Shares on the date of grant on a non-diluted basis; and

d.

to all eligible persons who undertake investor relations activities shall not exceed 2% in the aggregate of the total number of issued and outstanding Copper North Shares on the date of grant on a non-diluted basis.

4.

Options will be exercisable over periods of up to ten years as determined by the board of directors of Copper North and are required to have an exercise price no less than the closing market price of Copper North Shares prevailing on the day that the option is granted less a discount of up to 25%, the amount of the discount varying with market price in accordance with the policies of the Exchange.

5.	Options are not assignable nor transferable, except other than pursuant to a will or by the laws of descent and distribution.

6.	The Copper North stock option plan contains no vesting requirements, but permits the board of directors of Copper North to specify a vesting schedule in its discretion.

7.

The Copper North stock option plan provides that if a change of control, as defined therein, occurs, all Copper North Shares subject to option shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

8.

The aggregate number of Copper North Shares issuable on exercise of currently outstanding stock options of Western Copper (being up to 2,156,834 Copper North Shares (approximately 4.45% of outstanding Copper North Shares) as at the date of this Application, assuming completion of the Arrangement) following the completion of the Arrangement will be deducted from the pool of Copper North options available for grant at any time under the Copper North stock option plan.

9.	The Copper North stock option plan does not provide for financial assistance by Copper North to any optionee.

10.	The Copper North stock option plan does not provide Copper North with the ability to transform a stock option into a stock appreciation right.

11.

Where a black-out period is imposed by Copper North and the specified expiry date of a stock option (i.e., the expiry date determined at the date time of grant) falls within the blackout period or within five trading days after such blackout period, such stock option will expire on the date that is 10 trading days following the end of the blackout period.

12.

If an optionee ceases to be an Eligible Person for cause, any outstanding options held by such optionee on the date of such termination shall be cancelled as of that date. In other circumstances, an option may be exercised by the optionee:

a.

in the event of termination other than for cause, until the earlier of (i) the expiry date of such option; and (ii) the date that is 90 days (or 30 days if the optionee was engaged in investor relations activities) after the optionee ceases to be an Eligible Person; and

b.

in the event of death or disability, until the earlier of (i) one year after the date of death or disability; and (ii) the expiry date of such option, and then only to the extent that such optionee was entitled to exercise the option at the date of death or disability of such optionee.

The Board of Directors of Copper North may from time to time, subject to applicable law and to the prior approval, if required, of the shareholders, the Exchange or any other regulatory body having authority over Copper North or the Copper North stock option plan, suspend, terminate or discontinue the Copper North stock option plan at any time, or amend or revise the terms of the Copper North stock option plan or of any option granted thereunder and the option agreement relating thereto, provided that no such amendment, revision, suspension, termination or discontinuance shall in any manner adversely affect any option previously granted to an optionee under the Copper North stock option plan without the consent of that optionee.

OPTIONS AND OTHER RIGHTS TO PURCHASE SECURITIES

As of the date of this Application, the following individuals hold stock options in Copper North:

Optionees	Aggregate Number of Options	Exercise Price
Directors	260,000

Equal to the product of: (1) the exercise price of the applicable Western Copper Option determined immediately before the effective time of the Arrangement; and (2) the proportion that the fair market value of the Copper North Share (which fair market value shall be determined based on the 5-day volume weighted average trading price of the Copper North Shares immediately following the date on which the Copper North Shares commence

Officers (not including directors)	275,000
Employees and consultants	Nil

trading on the Exchange, or such other determination as may be acceptable to the Toronto Stock Exchange and the Exchange) is of the Aggregate Value (being the sum of (a) the fair market value of a Class A Share of Western Copper and Gold Corporation determined in accordance with Section 3.01(t)(i)(B) of the Plan of Arrangement; (b) the product of 0.5 and the fair market value of a Copper North Share determined in accordance with Section 3.01(t)(ii)(B) of the Plan of Arrangement; and (c) the product of 0.5 and the fair market value of a common share of NorthIsle (a "NorthIsle Share") determined in accordance with Section 3.01(t)(iii)(B) of the Plan of Arrangement.

Total:	535,000

3,466,875 additional Copper North Shares may be issued on the exercise of outstanding Western Copper Warrants in accordance with the Supplemental Warrant Indenture No. 1 dated October 17, 2011 among Western Copper, Copper North, NorthIsle and Computershare Trust Company of Canada and/or warrant certificates, as applicable. Each holder will be entitled to receive on exercise for the same aggregate consideration payable therefor, the number of common shares of Western Copper and Gold Corporation ("Western Amalco Common Shares"), Copper North Shares and NorthIsle Shares which the holder would have been entitled to receive as a result of the Arrangement if, immediately prior to the effective time of the Arrangement, such holder had been the registered holder of the number of common shares of Western Copper to which such holder was therefore entitled upon exercise of the Western Copper Warrants. Pursuant to the Arrangement, the exercise price shall be allocated among Western Copper, Copper North and NorthIsle as follows:

a)	13% of the exercise price to the Copper North Shares issued upon such exercise;

b)	10% of the exercise price to the NorthIsle Shares issued upon such exercise; and

c)	77% of the exercise price to the Western Amalco Common Shares issued upon such exercise.

See "Particulars of Matters to be Acted Upon – The Arrangement" and "Schedule E - Plan of Arrangement" in the Circular.

PRIOR SALES

Copper North issued 46,501,252 Copper North Shares on October 17, 2011 as part of the Arrangement.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO RESTRICTION
ON TRANSFER

As of the date hereof, to the knowledge of Copper North, there are no Copper North Shares held in escrow and there are no Copper North Shares subject to a contractual restriction on transfer.

PRINCIPAL SECURITYHOLDERS

To the knowledge of the directors and senior officers of Copper North, no person beneficially owns, controls or directs, directly or indirectly, shares carrying more than 10% of the voting rights attached to each class of the then outstanding voting securities of Copper North.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the name and province of resident and position with Copper North of each director and officer of Copper North, the principal business or occupation in which each director and officer has been engaged during the preceding five years, and the number and percentage of securities of Copper North which each director and officer owns, controls or directs, directly or indirectly:

Name, Position and Province of Residence(1)(2)	Principal Occupation for the Past Five Years	No. of Securities Beneficially Owned, Controlled or Directed, Directly or Indirectly, After the Arrangement(3)(4)	Share Percentage(4)
Sally Eyre President, CEO & Director British Columbia	See "Management" below.	50,000 stock options	<1%
Robert Gayton(5) Director British Columbia	See "Management" below.	33,950 Copper North Shares 105,000 stock options	<1%
Dale Corman(6) Chairman & Director British Columbia	See "Management" below.	2,566,200 Copper North Shares 155,000 stock options	5.8%
David Street(6) Director London, UK	See "Management" below.	Nil	0%
Julien François CFO & Corporate Secretary British Columbia	See "Management" below.	41,750 Copper North Shares 225,000 stock options	<1%

(1)	The information as to residence and principal occupation, not being within the knowledge of Copper North, has been furnished by the respective directors and officers individually.
(2)	Directors serve until the earlier of the next annual general meeting or their resignation.
(3)

The information as to securities beneficially owned, controlled or directed, directly or indirectly, not being within the knowledge of Copper North, has been furnished by the respective directors and officers.

(4)	Stock options represent Copper North Shares that will be issuable upon exercise of the currently outstanding Copper North Options.
(5)	Chairman of audit committee.
(6)	Member of audit committee.

The directors and officers of Copper North as a group, beneficially own, control or direct, directly or indirectly, an aggregate of 2,641,900 Copper North Shares representing approximately 6% of the issued and outstanding 46,501,252 Copper North Shares.

None of the directors or officers of Copper North have entered into non-competition or non-disclosure agreements with Copper North.

Management

Dale Corman, age 73, Chairman & Director

From 1995 to 2006, he was Chairman of the Board of Directors and Chief Executive Officer of Western Silver Corporation. He has 30 years' experience as a senior corporate officer of publicly listed companies in Canada and the United States, as well as extensive expertise in mineral and geothermal exploration and development, property evaluation and acquisition, project financing, and corporate management. Mr. Corman received a B.S. in geology from Rensselaer Polytechnic Institute in Troy, New York, in 1961 and obtained Professional Engineer status in Ontario in 1972. Since 2006, Mr. Corman has acted as Chairman and Chief Executive Officer of Western Copper Corporation.

As the Chairman and a Director of Copper North, Mr. Corman is responsible for general corporate oversight and strategy.

Sally Eyre, age 39, President, CEO and Director

Dr. Eyre has 19 years' experience in the global resource sector. Prior to joining Copper North, she served as Chief Executive Officer of Etruscan Resources Inc. (now Endeavour Mining Corp.), a gold company with assets in West Africa. Dr. Eyre has a Ph.D in Economic Geology from the Royal School of Mines, Imperial College, London and is a member of the Society of Economic Geologists.

As the President, CEO and a Director of Copper North, Dr. Eyre is responsible for overseeing operations and new acquisitions for Copper North and joint venture strategies. Dr. Eyre anticipates devoting approximately 100% of her working time for the benefit of Copper North. Dr. Eyre is an employee of Copper North.

Julien François, age 33, CFO and Corporate Secretary

Mr. François is a Chartered Accountant. He spent five years working at PricewaterhouseCoopers LLP, focused on mining and high tech clients. Mr. François has been the CFO of Western Copper Corporation since 2006.

As the CFO of Copper North, Mr. François is responsible for coordination of the financial operations of Copper North in conjunction with the CEO and with outside accounting, tax and auditing firms. As the Corporate Secretary of Copper North, Mr. François is responsible for maintaining the corporate records of Copper North, including meeting minutes. Mr. François anticipates devoting 40% of his working time for the benefit of Copper North. Mr. François is an employee of Copper North.

Robert Gayton, age 71, Director

Dr. Gayton joined the Faculty of Business Administration at the University of British Columbia in 1965, beginning 10 years in the academic world. Dr. Gayton rejoined Peat Marwick Mitchell in 1974 and became a partner in 1976 where he provided audit and consulting services to private and public company clients for 11 years. Dr. Gayton has directed the accounting and financial matters of public companies in the resource and non-resource fields since 1987. Dr. Gayton is a director of several public companies: Amerigo Resources Ltd. [TSX:ARG], B2 Gold Corp. [TSX:BTO], Eastern Platinum Limited [TSX & AIM:ELR], Nevsun Resources Ltd. [TSX & NYSE Amex:NSU], Palo Duro Energy Inc. [TSX-V:PDE],

Quaterra Resources Inc. [TSX-V:QTA], and Silvercorp Metals Inc. [TSX & NYSE:SVM]. Dr. Gayton, F.C.A., holds a Bachelor of Commerce degree from the University of British Columbia, earned the chartered accountant designation while at Peat Marwick Mitchell, and holds a Ph.D. in business from the University of California.

David Street, age 42, Director

David Street is Managing Director, Debt Finance of Endeavour Financial Ltd., a mining focused financial advisory business. Prior to joining Endeavour Financial Ltd., Mr. Street spent a total of 13 years with NM Rothschild & Sons Ltd., in London and Denver. Most recently, he was a Director and Head of Mining & Metals at NM Rothschild & Sons Ltd. Mr. Street also worked as a Director of the mining finance team at Societe Generale for two years. He has significant experience in structuring, arranging and advising on financings for mining projects and companies around the world. Mr. Street holds an MA (Hons) degree in Economics from the University of Cambridge, UK.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions or Individual Bankruptcies

No director or executive officer of Copper North:

(a)

is, as at the date of this Application, or has been, within ten years before the date of this Application, a director, chief executive officer ("CEO") or chief financial officer ("CFO") of any company (including Copper North) that:

(i)

was the subject, while the director or executive officer was acting in that capacity as a director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(ii)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO of such company; or

(b)

is, as at the date of this Application, or has been within 10 years before the date of this Application, a director or executive officer of any company (including Copper North) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the ten years before the date of this Application, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer;

(d)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)	has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

The directors of Copper North are required by law to act honestly and in good faith with a view to the best interest of Copper North and to disclose any interests which they may have in any project or opportunity of Copper North. If a conflict of interest arises at a meeting of the Board of Directors, any director in a conflict is required to disclose his interest and abstain from voting on such matters.

To the knowledge of Copper North, there are no known existing or potential conflicts of interest among Copper North or any of its subsidiaries and a director or officer of Copper North or any of its subsidiaries as a result of their outside business interests except that certain of the directors and officers serve as directors and officers of other public companies.

The directors and officers of Copper North are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and Copper North will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors and officers. Copper North expects that directors and officers of Copper North to govern themselves to the best of their ability in accordance with the obligations imposed upon them by law.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Copper North expects to pay the following officers as follows:

Position	Monthly Salary
Sally Eyre President & CEO	$21,667
Julien François CFO & Corporate Secretary	$6,667
Total:	$28,334

Copper North expects to design its compensation program to be competitive with similar junior mining exploration companies and to recognize and reward executive performance. In designing its compensation program, Copper North intends to informally consider compensation paid to directors and officers of other companies with similar stage exploration properties, similar management structures and listed on the same stock exchange in establishing compensation to be paid to its directors and officers. Compensation to be awarded to the directors and officers will also reflect the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of Copper North.

Incentive Plan Awards

See "Stock Option Plan" above for a description of Copper North's stock option plan.

Copper North has not granted any stock options under its stock option plan, but may grant stock options under its stock option plan prior to, in connection with or subsequent to the completion of the Arrangement.

Pension Plan Benefits

Copper North does not have a pension plan that provides for payments or benefits to the directors or officers of Copper North at, following, or in connection with retirement.

Termination and Change of Control Benefits

The officers' employment agreements provide for a severance payment upon a Change of Control. A "Change of Control" is defined in the employment agreements as the acquisition by any person, or by any person and its affiliates and whether directly or indirectly, of common shares of Copper North which, when added to all other common shares of Copper North at the time held by such person and its affiliates, totals for the first time 35% of the outstanding common shares of Copper North.

To be entitled to the severance payment, the officer must resign or be terminated within 6 months of the Change of Control. If an officer resigns or is terminated within that period, the officer is entitled to the severance payment.

The CEO will receive her salary to the date of resignation or termination plus any amounts then accrued for vacation and benefits to that date and an amount equivalent to the monthly installments of her base salary for a period of thirty six (36) months and the amount of benefits reasonably calculated to be payable to her for a period of thirty six (36) months.

The CFO will receive his salary to the date of resignation or termination plus any amounts then accrued for vacation and benefits to that date and an amount equivalent to the monthly installments of his base salary for a period of twenty four (24) months and the amount of benefits reasonably calculated to be payable to him for a period of twenty four (24) months.

Any stock options granted that have not vested at the time of a Change of Control will vest effective immediately at the time of a Change of Control and shall expire upon the earliest of their normal expiry date or upon six (6) months from the Date of Termination or Resignation.

The officers' employment agreements also provide for a severance payment upon termination without cause. Upon written notice of termination (the "Date of Termination"), each officer is entitled to a payment consisting of:

a)	the officer's salary to the Date of Termination, plus any amounts then accrued for vacation and benefits; and

b)

the salary that would otherwise have been payable to the officer for the six (6) month period following the Date of Termination and the amount of benefits reasonably calculated to be payable over that time and an additional month's salary for every full year of service to Copper North and the amount of benefits reasonably calculated to be payable over that time.

Any stock options granted that have not vested at the Date of Termination will vest effective on the Date of Termination and shall expire upon the earliest of their normal expiry date (assuming no termination) or upon six (6) months from the Date of Termination.

If there is a Change of Control within 180 days following an officer's termination without cause, the officer would receive the difference between the payment received as a result of the termination without cause and the payment pursuant to a Change in Control plus the salary, vacation, and benefits that would have accrued from the Date of Termination to the Change in Control.

Director Compensation

The directors will be reimbursed for expenses incurred on behalf of Copper North. From time to time, directors may be retained to provide specific services to Copper North and will be compensated on a normal commercial basis for such services.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

As at the date of this Application, there is no indebtedness outstanding of any director, executive officer or employee or associate of any of them of Copper North or any subsidiary of Copper North which is owing to Copper North or any of its subsidiaries or to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Copper North or any of its subsidiaries, entered into in connection with a purchase of securities or otherwise. No director or executive officer or associate of such person is or has been indebted to Copper North or any subsidiary of Copper North or whose indebtedness to another entity is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Copper North or any of its subsidiaries in relation to a securities purchase program or other program during the period from incorporation.

AUDIT COMMITTEES AND CORPORATE GOVERNANCE

The Audit Committee's Charter

The full text of the charter of Copper North's Audit Committee is set forth below:

"Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting, and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

•	serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.

•	review and appraise the performance of the Company's external auditors.

•	provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, each of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet at least quarterly, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

a)	Review and update this Charter annually.

b)

Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

a)	Review annually the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

b)	Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

c)	Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

d)	Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

e)	Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

f)

At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

g)	Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

h)	Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

i)

Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

i.

the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

	ii.	such services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii.

such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

a)	In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

b)	Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

c)	Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

d)	Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

e)

Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

f)	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

g)	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

h)	Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

i)	Review certification process.

j)	Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions."

Composition of the Audit Committee

The following are the members of the Audit Committee of Copper North:

Robert Gayton	Independent (1)	Financially literate (1)

Dale Corman	Not Independent (1)	Financially literate (1)

David Street	Independent (1)	Financially literate (1)

(1)	As defined by National Instrument 52-110 ("NI 52-110").

Audit Committee Member Education and Experience

Dr. Gayton is a Fellow of the Institute of Chartered Accountants of British Columbia. He has extensive experience as Chairman of the Audit Committee for numerous companies in the mining industry.

Mr. Corman has over 30 years' experience as a senior officer of public mining companies. These roles have required that Mr. Corman understand, review, and approve financial statements.

Mr. Street has over 15 years' experience in investment banking and finance. These roles require that Mr. Street read, understand, and analyze financial statements.

Refer to the "Management" section, above, for further information regarding the Audit Committee members' education and experience.

Pre-Approval Policies and Procedures

Except as described in the Audit Committee Charter reproduced above, the Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.

Exemption in Section 6.1 of NI 52-110

Copper North is relying on the exemption in Section 6.1 of NI 52-110 from the requirement of Part 5 of NI 52-110 (Reporting Obligations).

CORPORATE GOVERNANCE DISCLOSURE

Independence of Members of Board

Copper North's Board consists of four directors, two of whom Copper North considers to be independent based upon the tests for independence set forth in NI 52-110. Copper North considers Mr. Robert Gayton and Mr. David Street to be independent. Mr. Dale Corman and Dr. Sally Eyre are not considered to be independent, as Mr. Corman is the Chairman and Dr. Eyre is the President and CEO of Copper North.

Management Supervision by Board

The size of Copper North is such that all of Copper North's operations are expected to be conducted by a small management team which is also represented on the Board of Directors. Management is expected to be effectively supervised by the independent directors on an informal basis as the independent directors are expected to be actively and regularly involved in reviewing and supervising the operations of Copper North and have regular and full access to management. Further supervision will be performed through the audit committee which is composed of independent directors who will meet with Copper North's auditors without management being in attendance.

Participation of Directors in Other Reporting Issuers

None of the directors of Copper North currently hold directorships in other reporting issuers, other than as set forth below:

Name of Director	Name of Other Reporting Issuer
Dale Corman	Spanish Mountain Gold Ltd.(1) Western Copper Corporation(2)
Robert Gayton	Quaterra Resources Inc.(1)
Amerigo Resources Ltd.(2)
B2 Gold Corp.(2)
Eastern Platinum Limited(2)
LNG Energy Ltd.(1)
Nevsun Resources Ltd.(2)
Palo Duro Energy Inc.(2)
SilvercorpMetals Inc.(2)
Western Copper Corporation(1)

(1)	Listed on the TSXV.

(2)	Listed on the Toronto Stock Exchange.

Orientation and Continuing Education

Copper North does not have formal orientation and training programs, but expects to provide new Board members with:

1.	access to recent, publicly filed documents of Copper North, technical reports in respect of Copper North's mineral properties and Copper North's internal financial information;

2.	access to management and technical experts and consultants; and

3.	a summary of significant corporate and securities responsibilities.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management's assistance; and to attend related industry seminars and visit Copper North's operations. Board members have full access to Copper North's records.

Ethical Business Conduct

The Board has adopted a Code of Conduct and intends to post the Code on its website (when the website is established). The Board intends to instruct its management and employees to abide by the Code.

Nomination of Directors

The Board has responsibility for identifying potential Board candidates, although a formal process has not been adopted. The Board intends to assess potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board, management and representatives of the mineral exploration industry are expected to be consulted for possible candidates.

Compensation

Copper North considers Mr. Robert Gayton and Mr. David Street to be independent directors of Copper North. These directors will have the responsibility for determining compensation for the directors and senior management.

To determine compensation payable, the independent directors intend to review compensation paid for directors and chief executive officers of companies of similar size and stage of development in the mineral exploration industry and determine an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of Copper North. In setting the compensation, the independent directors intend to annually review the performance of the Chief Executive Officer in light of Copper North's objectives and consider other factors that may have impacted the success of the Issuer in achieving its objectives. See also "Executive Compensation – Compensation Discussion and Analysis".

Board Committees

As the directors will be actively involved in the operations of Copper North and the size of Copper North's operations will not warrant a larger Board of Directors, the Board has determined that any committees in addition to the Audit Committee will not be necessary at the initial stage of Copper North's development.

Assessments

The Board does not consider that formal assessments would be useful at the initial stage of Copper North's development. The Board intends to conduct informal annual assessments of the Board's effectiveness, the individual directors and the Audit Committee.

AGENT, SPONSOR OR ADVISOR

There is no agent, sponsor or advisor in connection with this Application.

RISK FACTORS

The following factors should be considered carefully when considering risk related to Copper North's proposed business.

Nature of the Securities and No Assurance of any Listing

Copper North Shares are not currently listed on any stock exchange and there is no assurance that the shares will be listed. Even if a listing is obtained, the holding of Copper North Shares will involve a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. Copper North Shares should not be purchased by persons who cannot afford the possibility of the loss of their entire investment. Furthermore, an investment in securities of Copper North should not constitute a major portion of an investor's portfolio.

No Operating History

Copper North was only recently incorporated and has a limited operating history.

Dependence on Management

Copper North will be dependent upon the personal efforts and commitment of its management, which is responsible for the development of future business. To the extent that management's services would be unavailable for any reason, a disruption to the operations of Copper North could result, and other persons would be required to manage and operate Copper North.

Financing Risks

Additional funding will be required to conduct additional exploration programs on the Copper North Properties and to conduct other exploration programs. If Copper North's proposed exploration programs are successful, additional funds will be required for the development of an economic mineral body and to place it in commercial production. The only sources of future funds presently available to Copper North are the sale of equity capital, or the offering by Copper North of an interest in its properties to be earned by another party or parties carrying out exploration or development thereof. There is no assurance that any such funds will be available for operations. Failure to obtain additional financing on a timely basis could cause Copper North to reduce or terminate its proposed operations.

No History of Earnings

Copper North has not yet commenced operations and therefore has no history of earnings or of a return on investment, and there is no assurance that any of the properties will generate earnings, operate profitably or provide a return on investment in the future. Copper North has no plans to pay dividends for some time in the future. The future dividend policy of Copper North will be determined by its board of directors.

Exploration and Development

Resource exploration and development is a speculative business and involves a high degree of risk. There is no known body of commercial ore on the Copper North Properties. There is no certainty that the expenditures to be made by Copper North in the exploration of the Copper North Properties or otherwise will result in discoveries of commercial quantities of minerals. The marketability of natural resources which may be acquired or discovered by Copper North will be affected by numerous factors beyond the control of Copper North. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Copper North not receiving an adequate return on invested capital.

Environmental Risks and Other Regulatory Requirements

The operations of Copper North, including future development activities and commencement of production on its properties, will require permits or licenses from various federal and local governmental authorities, and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays as a result of the need to comply with the applicable laws, regulations and permits. There can be no assurance that all permits which Copper North may require for the conduct of its operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any project which Copper North might undertake.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies and mine reclamation and remediation activities, or more stringent implementation thereof, could have a material adverse impact on Copper North and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in the development of new mining properties.

Water Use Licence Approval

The Company has filed a petition with the Yukon Supreme Court appealing the Yukon Water Board's decision to deny the Company's application. The appeal seeks direction from the Court with respect to the jurisdiction and responsibilities of the Yukon Water Board in the context of the jurisdiction and responsibilities of the Yukon Environmental and Socio-economic Assessment Board and the Minister of Energy, Mines and Resources under the Quartz Mining Act. There is no assurance that the ruling will be favourable to the Company. Furthermore, a favourable ruling does not guarantee that the Company will obtain a Water Use Licence or that it will obtain a Water Use License under favourable terms.

First Nations

Consultation with First Nations groups is required of Copper North in the environmental assessment, subsequent permitting, development and operation stages of its proposed projects. Certain First Nations groups have opposed and may oppose certain proposed projects at any given stage and such opposition may adversely affect the project(s) in question, the Copper North's public image, or Copper North's share performance.

Canadian law related to aboriginal rights, including aboriginal title rights, is in a period of change. There is a risk that future changes to the law may adversely affect Copper North's rights to its Canadian projects.

Dilution

Issuances of additional securities including, but not limited to, its common stock or some form of convertible debentures, will result in a substantial dilution of the equity interests of shareholders of Copper North.

Conflicts of Interest

Certain directors and officers of Copper North are, and may continue to be, involved in the mining and mineral exploration industry through their direct and indirect participation in corporations, partnership or joint ventures which are potential competitors of Copper North. Situations may arise in connection with potential acquisitions in investments where the other interests of these directors and officers may conflict with the interests of Copper North, and Copper North's interest may be adversely affected. See also "Directors and Officers – Conflicts of Interest".

PROMOTERS

Western Copper took the initiative in Copper North's organization and, accordingly, may be considered to be the promoter of Copper North within the meaning of applicable securities legislation. As consideration for the Carmacks Property, the Redstone Property and $2,000,000 in funds, Copper North issued 46,501,252 Copper North Shares to Western Copper, which were distributed to the shareholders of Western Copper.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Copper North has assumed conduct of a Notice of Appeal filed by Western Copper with the Yukon Supreme Court with respect to a water use license on the Carmacks Property. Copper North is not a party to any other legal proceedings and Copper North is not aware of any such proceedings known to be contemplated. There are no penalties or sanctions imposed against Copper North by a court or a regulatory authority and Copper North has not entered into any settlement agreements before a court or with a securities regulatory authority.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or greater than 10% shareholder of Copper North and no associate or affiliate of the foregoing persons has or had any material interest, direct or indirect, in any transaction in the preceding three years or in any proposed transaction which in either such case has materially affected or is reasonably expected to materially affect Copper North save as described herein.

INVESTOR RELATIONS ARRANGEMENTS

Copper North has not entered into any written or oral agreement or understanding with any person to provide any promotional or investor relations services for Copper North.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of Copper North are PricewaterhouseCoopers LLP, Chartered Accountants, of 250 Howe Street, Suite 700, Vancouver, British Columbia, V6C 2S7.

The Registrar and Transfer Agent for the Copper North Shares is Computershare Investor Services Inc. at its principal offices at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

MATERIAL CONTRACTS

The only agreement or contract that Copper North has entered into since its incorporation which Copper North considers to be currently material and not in the ordinary course of business is as follows:

  the Arrangement Agreement dated as of August 18, 2011, as amended and restated as of August 30, 2011, among Western Copper, Copper North, NorthIsle, Casino Mining Corp., Carmacks Copper Ltd., Lurprop Holdings Ltd., CRS Copper Resources Corp., Moraga Resources Ltd., Carmacks Mining Corp., Redbed Resources Corp. and North Island Mining Corp.

EXPERTS

The audited financial statements of Copper North that are incorporated by reference have been subject to audit by PricewaterhouseCoopers LLP, Chartered Accountants.

The information of a scientific or technical nature regarding the Carmacks Property in this Application is based on the Carmacks Report, prepared by Scott Casselman, P.Geo., and Dr. Gilles Arseneau, P. Geo., each of whom is a qualified person pursuant to NI 43-101.

Other than set out below, based on information provided by the relevant persons, none of the above persons or companies: (i) have received or will receive any direct or indirect interests in the property of Copper North or of an associate or affiliate of Copper North; (ii) hold any beneficial ownership, direct or indirect, in any securities of Copper North or of any associate or affiliate of Copper North; or (iii) is or is expected to be elected, appointed or employed as a director, officer or employee of Copper North or of any associate or affiliate of Copper North.

PricewaterhouseCoopers LLP has advised that they are independent with respect to Copper North within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

OTHER MATERIAL FACTORS

There are no other material factors about the Copper North Shares that are not disclosed under the other items in this Application.

ADDITIONAL INFORMATION – MINING APPLICANT

There is no additional information regarding Copper North.

EXEMPTIONS

Copper North has not received any exemptions from any securities regulator or securities regulatory authority.

FINANCIAL STATEMENT DISCLOSURE

The audited financial statements of Copper North for the period from incorporation on August 3, 2011 to September 30, 2011 are attached herewith.

SIGNIFICANT ACQUISITIONS

There are no significant acquisitions or dispositions by Copper North, completed or probable, for which financial statements would be required under applicable Canadian securities legislation.

CERTIFICATE AND ACKNOWLEDGEMENT (PERSONAL INFORMATION)

Each of the undersigned hereby certifies that the foregoing constitutes full, true and plain disclosure of all information required to be disclosed under each item of this Application and of any material fact not otherwise required to be disclosed under an item of this Application.

The Applicant hereby represents and warrants that it has obtained all consents required under applicable law for the collection, use and disclosure by the TSX Venture Exchange of the Personal Information contained in or submitted pursuant to this Application for the purposes described in Appendix "A" to this Application. "Personal Information" means any information about an identifiable individual.

Dated: October 17, 2011

(signed) Sally Eyre	(signed) Julien François
Chief Executive Officer	Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS OF
COPPER NORTH MINING CORP.

(signed) David Street	(signed) Robert Gayton
Director	Director

APPENDIX "A"
FORM 2B PERSONAL INFORMATION COLLECTION POLICY

Collection, Use and Disclosure

TSX Venture Exchange Inc. and its affiliates, authorized agents, subsidiaries and divisions, including TSX Venture Exchange and Toronto Stock Exchange, (collectively referred to as the "Exchange") collect the information contained in or submitted pursuant to Form 2B (which may include personal, confidential, non-public or other information) and use it for the following purposes:

  to conduct background checks,

  to verify the Personal Information that has been provided about each individual,

  to consider the suitability of the individual to act as an officer, director, insider, promoter, investor relations provider or, as applicable, an employee or consultant, of the Applicant,

  to consider the eligibility of the Applicant to list on the Exchange,

  to provide disclosure to market participants as to the security holdings of directors, officers, other insiders and promoters of the Applicant, or its associates or affiliates, including information as to such individuals’ involvement with any other reporting issuers to detect and prevent fraud, and

  to perform other investigations as required by and to ensure compliance with all applicable rules, policies, rulings and regulations of the Exchange, securities legislation and other legal and regulatory requirements governing the conduct and protection of the capital markets in Canada.

Personal Information the Exchange collects may also be disclosed:

(a)

to securities regulators and regulatory authorities in Canada or elsewhere, investigative, law enforcement or self-regulatory organizations, and each of their subsidiaries, affiliates, regulators and authorized agents, for the purposes described above, and these agencies and organizations may use the information in their own investigations;

(b)	on the Exchange’s website or through printed materials published by or pursuant to the directions of the Exchange for the purposes described above; and

(c)	as otherwise permitted or required by law.

The Exchange may from time to time use third parties to process information or provide other administrative services. In this regard, the Exchange may share the information with such third party service providers for the purposes described above.

Questions

If you have any questions or enquiries regarding the policy outlined above or about our privacy practices, please send a written request to: Chief Privacy Officer, TMX Group, The Exchange Tower, 130 King Street West, Toronto, Ontario, M5X 1J2.

Copper North Mining Corp.

Interim Consolidated Financial Statements

September 30, 2011

(Expressed in Canadian Dollars)

October 14, 2011

Independent Auditor’s Report

To the Directors of Copper North Mining Corp.

We have audited the accompanying consolidated financial statements of Copper North Mining Corp., which comprise the consolidated balance sheet as at September 30, 2011 and the consolidated statement of loss and comprehensive loss for the period of August 3, 2011 to September 30, 2011, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Copper North Mining Corp. as at September 30, 2011, and its financial performance for the period of August 3, 2011 to September 30, 2011 in accordance with International Financial Reporting Standards.

Signed “PricewaterhouseCoopers LLP”

Chartered Accountants

PricewaterhouseCoopers LLP Chartered Accountants
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.

Copper North Mining Corp.
Consolidated Balance Sheet

		September 30, 2011

Expressed in Canadian dollars	Note	$

ASSETS

Cash	-	1

ASSETS		1

LIABILITIES

Accounts Payable and Accrued Liabilities		6,925
Due to Parent		4,475

LIABILITIES		11,400

SHAREHOLDER’S EQUITY

Share Capital	4	1
Deficit		(11,400)

SHAREHOLDER’S EQUITY		(11,399)

LIABILITIES AND SHAREHOLDER’S EQUITY		1

Incorporation and Nature of Operations	1

Approved by the Board of Directors

“Robert J. Gayton”	Director	“F. Dale Corman”	Director

The accompanying notes are an integral part of this financial statement	- 3 -

Copper North Mining Corp.
Consolidated Statement of Loss and Comprehensive Loss

August 3, 2011 (incorporation) to September 30, 2011

Expressed in Canadian dollars	$

ADMINISTRATIVE EXPENSES
Office and administration	2,000
Shareholder communication	9,400

LOSS AND COMPREHENSIVE LOSS	11,400

BASIC AND DILUTED LOSS PER SHARE	11,400

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	1

The accompanying notes are an integral part of this financial statement	- 4 -

Copper North Mining Corp.
Consolidated Statement of Loss and Comprehensive Loss

1.         INCORPORATION AND NATURE OF OPERATIONS

Copper North Mining Corp. (“Copper North” or the “Company”) was incorporated under the Business Corporations Act of the Province of British Columbia on August 3, 2011. Its head office is located at 1111 West Georgia Street, Vancouver, BC. The Company is a wholly-owned subsidiary of Western Copper Corporation (“Western Copper”).

Following the completion of the transaction described in note 5, the Company will be an exploration stage enterprise in the mineral resource industry.

2.         ACCOUNTING POLICIES

a.     Basis of presentation

The Company’s financial statements have been prepared using International Financial Reporting Standards (“IFRS”).

These interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 - Interim Financial Reporting.

The financial statements of the Company, at September 30, 2011, are prior to the Company commencing any operating activities, except for the issuance of shares as disclosed in note 4.

b.     Basis of consolidation

These consolidated financial statements incorporate the financial statements of the Company and the entities controlled by the Company, including its subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All significant intercompany transactions and balances have been eliminated.

c.     Currency

The Company’s presentation currency is the Canadian dollar (“$”). The functional currency of Company and its subsidiaries is the Canadian dollar.

d.     Loss per share

Basic loss per share is computed by dividing the loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similar to basic loss per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of all stock options and warrants, if dilutive.

The accompanying notes are an integral part of this financial statement	- 5 -

Copper North Mining Corp.
Consolidated Statement of Loss and Comprehensive Loss

e.     Financial instruments

Other financial liabilities

Other financial liabilities are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expenses over the corresponding period. The effective interest rate is the rate that exactly discounts estimated future cash payments over the expected life of the financial liability, or where appropriate, a shorter period.

The Company has classified accounts payable and accrued liabilities as other financial liabilities.

3.         RELATED PARTY TRANSACTIONS

As of September 30, 2011, the Company had amounts owing to its parent company, Western Copper, for invoices paid on the Company’s behalf totaling $4,475 (August 3, 2011 - $Nil). Amounts due to Western Copper are non-interest bearing and are payable on demand.

4.         SHARE CAPITAL

a.     Authorized

Unlimited number of common shares without par value

b.     Issued

1 common share for $1

5.         SUBSEQUENT EVENT – PLAN OF ARRANGEMENT

On October 3, 2011, the shareholders of Western Copper approved a plan of arrangement (the “Arrangement”) involving Western Copper and two of its subsidiaries: Copper North, and NorthIsle Copper and Gold Inc. (“NorthIsle”). Pursuant to the Arrangement, Western Copper will transfer 100% interest in the Carmacks Copper Project, 100% interest in the Redstone Project, and $2 million in cash to Copper North and 100% interest in the Island Copper property and $2.5 million in cash to NorthIsle in consideration for common shares of each respective company. Western Copper will then change its name to Western Copper and Gold Corp. (“Western Gold”) and distribute the common shares of Copper North and NorthIsle to its shareholders.

Shareholders of Western Copper as at the effective date of the Arrangement (the “Effective Date”) will be entitled to receive, for each common share of Western Copper held as at such date one common share of Western Gold, 0.5 of a common share of Copper North, and 0.5 of a common share of NorthIsle. Upon closing of the Arrangement, Copper North and NorthIsle will be owned exclusively by existing Western Copper shareholders.

The accompanying notes are an integral part of this financial statement	- 6 -

Copper North Mining Corp.
Consolidated Statement of Loss and Comprehensive Loss

Holders of outstanding Western Copper warrants (“Warrants”) immediately prior to the Effective Date will be entitled to receive, upon exercise of each such Warrant at the same original exercise price and in accordance with the terms of such Warrant, one common share of Western Gold, 0.5 of a common share of Copper North, and 0.5 of a common share of NorthIsle; all in lieu of the one Western Copper common share that was issuable upon exercise of such Warrant immediately prior to the Effective Date.

Each Western Copper stock option outstanding on the Effective Date (“Old Option”) will be exchanged for one Western Gold stock option (“New Option”), 0.5 of a NorthIsle stock option, and 0.5 of a Copper North stock option. The exercise price of a New Option will equal that of an Old Option less the exercise price allocated to the Copper North and NorthIsle stock options. Other than the exercise price, the New Options will have the same terms as the Old Options. The stock options granted by Copper North and NorthIsle as part of the Arrangement will vest immediately. The expiry dates will remain the same as the Old Options unless the stock option holder does not participate in the respective company; in which case the stock options will expire at the end of one year.

The Supreme Court of British Columbia granted the final order approving the Arrangement under the Business Corporations Act (British Columbia) on October 4, 2011. The transaction is expected to close on October 17, 2011.

The accompanying notes are an integral part of this financial statement	- 7 -

COPPER NORTH MINING CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED SEPTEMBER 30, 2011

The following management discussion and analysis of Copper North Mining Corp. ("Copper North" or the "Company") is dated October 14, 2011, and provides an analysis of the Company’s results of operations from August 3, 2011 (the date of incorporation) to September 30, 2011.

This discussion is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward looking statements relating to its potential future performance. The information should be read in conjunction with the Copper North consolidated financial statements for the period ended September 30, 2011 and the notes thereto. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

DESCRIPTION OF THE BUSINESS

Copper North was incorporated under the Business Corporations Act of the Province of British Columbia on August 3, 2011 as a wholly owned subsidiary of Western Copper Corporation (“Western Copper”) for the purposes of effecting the Arrangement described below. As at September 30, 2011, the Company had not begun operations.

On October 3, 2011, the shareholders of Western Copper approved a plan of arrangement (the "Arrangement") involving Western Copper and two of its subsidiaries: Copper North and NorthIsle Copper and Gold Inc. ("NorthIsle"). Pursuant to the Arrangement, Western Copper will transfer 100% interest in the Carmacks Copper Project, 100% interest in the Redstone Project, and $2 million in cash to Copper North and 100% interest in the Island Copper property and $2.5 million in cash to NorthIsle in consideration for common shares of each respective company. Western Copper will then change its name to Western Copper and Gold Corp. ("Western Gold") and distribute the common shares of Copper North and NorthIsle to its shareholders.

Shareholders of Western Copper as at the effective date of the Arrangement (the "Effective Date") will be entitled to receive, for each common share of Western Copper held as at such date one common share of Western Gold, 0.5 of a common share of Copper North, and 0.5 of a common share of NorthIsle. Upon closing of the Arrangement, Copper North and NorthIsle will be owned exclusively by existing Western Copper shareholders.

Holders of outstanding Western Copper warrants ("Warrants") immediately prior to the Effective Date will be entitled to receive, upon exercise of each such Warrant at the same original exercise price and in accordance with the terms of such Warrant, one common share of Western Gold, 0.5 of a common share of Copper North, and 0.5 of a common share of NorthIsle; all in lieu of the one Western Copper common share that was issuable upon exercise of such Warrant immediately prior to the Effective Date.

Each Western Copper stock option outstanding on the Effective Date ("Old Option") will be exchanged for one Western Gold stock option ("New Option"), 0.5 of a NorthIsle stock option, and 0.5 of a Copper North stock option. The exercise price of a New Option will equal that of an Old Option less the exercise price allocated to the Copper North and NorthIsle stock options. Other than the exercise price, the New Options will have the same terms as the Old Options. The stock options granted by Copper North and NorthIsle as part of the Arrangement will vest immediately. The expiry dates will remain the same as the Old Options unless the stock option holder does not participate in the respective company; in which case the stock options will expire at the end of one year.

The Supreme Court of British Columbia granted the final order approving the Arrangement under the Business Corporations Act (British Columbia) on October 4, 2011. The transaction is expected to close on October 17, 2011.

As at the date of this report, the Company had one common share outstanding. As a result of the Arrangement, the Company expects to issue 46,501,251 common shares and grant 2,156,833 stock options. Each stock option is exercisable for one common share of the Company. In addition, the Company will have an obligation to issue up to 3,466,875 common shares relating to Western Copper warrants.

The Company is applying for listing on the TSX Venture Exchange and expects to begin trading shortly after the Effective Date; however, the application has not yet been approved and there can be no assurance that the Company will be listed.

Additional information on the Company and the Arrangement can be found in the Western Copper information circular dated August 31, 2011 filed with Canadian regulators on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) at www.sec.gov.

The operations of the Company are highly speculative due to the high-risk nature of the mining industry. Copper North faces risks that are generally applicable to its industry and others that are specific to its operations. Certain key risks affecting the Company’s current and future operations are discussed in Western Copper Corporation’s information circular dated August 31, 2011 and in the Company’s TSX Venture listing application. This list is not exhaustive. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. If any of the risks actually occur, actual results could differ materially from those described in the forward looking statements contained in this management discussion and analysis. Reference is made to the discussion of forward-looking statements at the end of this document.

RESULTS OF OPERATIONS

August 3, 2011 (date of incorporation) to September 30, 2011
Expressed in Canadian dollars	$

Office and administration	2,000
Shareholder communication	9,400

LOSS AND COMPREHENSIVE LOSS	11,400

The following information has been extracted from the Company’s interim consolidated financial statements.

As at and for the period ended	September 30, 2011
Expressed in Canadian dollars	$

Loss and comprehensive loss	11,400
Loss per share – basic and diluted	11,400
Cash	1
Total assets	1

As at September 30, 2011, the Company had not yet begun operations. The expenses incurred from August 3, 2011 to September 30, 2011 relate to activities necessary to prepare Copper North to begin operations.

LIQUIDITY AND CAPITAL RESOURCES

Copper North had $1 on hand as at September 30, 2011. There was no change to the Company’s cash balance from August 3, 2011 (the date of incorporation) to September 30, 2011. All expenses to September 30, 2011 had either not been paid or been advanced by Western Copper.

FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company has exposure to market and liquidity risk from the use of financial instruments. Financial instruments consist of accounts payable and accrued liabilities.

The Company does not generate cash from its operating activities. Other than the initial cash transfer anticipated from Western Copper pursuant to the Arrangement described in the description of the business section, the Company’s principal source of funds is expected to be the issuance of common shares. It will use the capital raised from the issuance of its common shares to explore and develop its mineral properties with the goal of increasing the price of the Company’s common shares.

Copper North has submitted its application to the TSX Venture Exchange to publicly list its common shares. The Company’s common shares are not yet publicly traded. There is a possibility that the Company’s application may be denied. If Copper North’s common shares do not trade publicly, the Company will have difficulty raising capital and may not have sufficient funds to pay its obligations as they come due.

Management expects Copper North’s common shares to trade publicly. When Copper North’s common shares trade publicly, they will be susceptible to factors beyond management’s control including, but not limited to, fluctuations in commodity prices and foreign exchange rates and changes in the general market outlook. Should Copper North require funds during a time when the price of its common shares is depressed, the Company may be required to accept significant dilution to maintain enough liquidity to continue operations or may be unable to raise sufficient capital to meet its obligations.

FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in Copper North’s operations in future periods. Statements that are not historical fact are forward-looking statements as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and forward looking information as that term is defined in National Instrument 51-102 ("NI 51-102") of the Canadian Securities Administrators. Certain forward looking information should also be considered future-oriented financial information ("FOFI") as that term is defined in NI 51-102. The purpose of disclosing FOFI is to provide a general overview of management’s expectations regarding the anticipated results of operations and capital expenditures. Forward-looking statements and information (referred to herein together as "forward-looking statements") are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. The material factors or assumptions used to develop forward-looking statements include prevailing and projected market prices and foreign exchange rates, exploitation and exploration estimates and results, continued availability of capital and financing, and general economic, market or business conditions and as more specifically disclosed throughout this document. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of Copper North and its subsidiaries may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.

Copper North’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Copper North does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from Copper North’s expectations include uncertainties involved in fluctuations in copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and First Nations in the exploration and development of properties and the issuance of required permits; listing on the TSX Venture Exchange; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Western Copper’s information circular dated August 31, 2011.